                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )*

                            Caribiner International, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.01
                        (Title of Class of Securities)

                                 141888107
                               (CUSIP Number)

                             Marc Weingarten, Esq.
                           Schulte Roth & Zabel LLP
                              900 Third Avenue
                           New York, New York 10022
                                (212) 756-2000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               May 14, 1998
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP No. 14188107                                   Page 2 of 7 Pages

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                   Raymond S. Ingleby

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    PF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,657,882

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,657,882
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,657,882

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    7.0%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D                                       Page 3 of 7 Pages
ITEM 1.   SECURITY AND ISSUER.

      This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), issued by Caribiner International, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 16 West 61st Street, New York, New York 10023.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) This statement is filed by Raymond S. Ingleby. The foregoing person is hereinafter sometimes referred to as the "Reporting Person". Any disclosures herein with respect to a person other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

      (b) The business address of the Reporting Person is 16 West 61st Street, New York, New York 10023.

      (c) The principal occupation of Mr. Ingleby is as Chairman and Chief Executive Officer of the Company. Mr. Ingleby also serves as a director of the Company.

      (d) Mr. Ingleby has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Ingleby has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Ingleby is a citizen of United Kingdom.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock held by Mr. Ingleby which are the subject of this
Schedule 13D is $5,467,350.60.
      The shares of Common Stock purchased by Mr. Ingleby were purchased with his personal funds.
      The shares of Common Stock beneficially owned by Mr. Ingleby are held in margin accounts maintained at Merrill Lynch & Co., Inc. and Schroder & Co., which accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased.
      85,000 shares of the Common Stock beneficially owned by Mr. Ingleby are held of record by the Raymond and Leigh Ingleby Foundation, Inc. (the "Foundation") and are not held in a margin account.

SCHEDULE 13D Page 4 of 7 Pages Currently, the interest rate charged on various margin accounts with Merrill Lynch & Co., Inc. is approximately 6.625% per annum and the interest rate charged on various margin accounts with Schroder & Co. Inc. is approximately 8.0%.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Person acquired the shares of Common Stock for investment purposes.

     The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by Mr. Ingleby is based on 23,602,165 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 1, 1998, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended March 31, 1998 (which is the most recent Form 10-Q on file).

      As of the close of business on May 26, 1998, Mr. Ingleby owns beneficially 1,657,882 shares of Common Stock, constituting approximately 7.0% of the shares outstanding, of which 85,000 shares (constituting approximately 0.3%) of the Common Stock beneficially owned by Mr. Ingleby are held of record by the Foundation, of which he is Chairman of the Board and President.

     (b) Mr. Ingleby has the sole power to dispose of and the sole power to vote the shares of Common Stock beneficially owned by him.

     (c) The trade dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to May 14, 1998 until May 26, 1998 by Mr. Ingleby are set forth in Schedule A. All such transactions were open market transactions effected on the New York Stock Exchange.

     (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

     (e)   Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2
<PAGE


SCHEDULE 13D Page 5 of 7 Pages hereof or between such person and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None

                                                    Page 6 of 7 Pages
                                    SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATED:  May 26, 1998                    /s/ Raymond S. Ingleby

                                                  Page 7 of 7 Pages

                                Schedule A

                             Raymond S. Ingleby

                       Transactions in the Common Stock

                                                    Price Per Share
Date of               Number of                     (including
Transaction           Shares Purchased/(Sold)       commissions, if any)
________________________________________________________________________

05/14/98                    200,000                      $23.795
05/14/98                      7,000                       23.850
05/14/98                      4,000                       22.975
05/14/98                      2,000                       23.455
05/14/98                        700                       23.268
05/14/98                      2,000                       23.830
05/14/98                      3,000                       23.018
05/14/98                      5,300                       23.330
05/15/98                      2,000                       24.415
05/15/98                      2,000                       24.350
05/15/98                      2,000                       24.205